Exhibit 99.9
Execution version
FLOATING LIEN PLEDGE AGREEMENT
THIS FLOATING LIEN PLEDGE AGREEMENT (HEREINAFTER REFERRED TO AS THE “AGREEMENT”) IS ENTERED INTO EFFECTIVE AS OF THE 30th DAY OF NOVEMBER 2006, BY AND BETWEEN SMVS-SERVICIOS TECNICOS, S. DE R.L. DE C.V., REPRESENTED HEREIN BY MR. SERGIO MIGUEL ANGEL AUTREY MAZA (HEREINAFTER REFERRED TO AS THE “PLEDGOR”), AND HSBC BANK USA, NATIONAL ASSOCIATION, AS FIRST PRIORITY COLLATERAL TRUSTEE, FOR ITSELF AND FOR THE BENEFIT OF THE FIRST PRIORITY HOLDERS (AS DEFINED BELOW), REPRESENTED HEREIN BY MR. GUSTAVO WALTHER VOMEND, (TOGETHER WITH ITS SUCCESSORS AND ASSIGNEES AND THE FIRST PRIORITY HOLDERS HEREINAFTER REFERRED TO AS THE “PLEDGEE”) (CAPITALIZED TERMS USED AND NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBE TO SUCH TERMS DEFINED IN THE FIRST PRIORITY INDENTURE (AS DEFINED BELOW) OR THE FIRST PRIORITY COLLATERAL TRUST AGREEMENT (AS DEFINED BELOW), AS APPLICABLE.
RECITALS
     WHEREAS on the date hereof, Pledgor, and HSBC Bank USA, National Association, as the First Priority Indenture Trustee (the “First Priority Indenture Trustee”) executed that certain First Priority Indenture (the “First Priority Indenture”) pursuant to which Satélites Mexicanos, S.A. de C.V. (“Satmex”) issued US$238,236,500.00 (Two Hundred Thirty Eight Million Two Hundred Thirty Six Thousand Five Hundred Dollars) in First Priority Senior Secured Notes due on 2011. A copy of the First Priority Indenture is attached as Exhibit “A” hereto.
     WHEREAS, on the date thereof, the Pledgee, as First Priority Indenture Trustee and as First Priority Collateral Trustee (the “First Priority Collateral Trustee”), the Pledgor, Satmex, and other First Priority Guarantors set forth therein, entered into that certain First Priority Collateral Trust Agreement (“First Priority Collateral Trust Agreement”) and certain other First Priority Security Documents, in order, inter alia, to govern the liens granted by Satmex, the Pledgor, and other First Priority Guarantors of the First Priority Indenture.
     WHEREAS, pursuant to the First Priority Indenture and the First Priority Collateral Trust Agreement, Pledgor is entering into this Agreement in order to grant to the Pledgee a valid, enforceable and perfected security interest in the Pledged Assets (as defined below) to secure the Pledgor’s guarantee of all of the First Priority Obligations under the First Priority Indenture and other First Priority Documents, which guarantee (the “Guarantee”) is entered into by the Pledgor of even date herewith.

REPRESENTATIONS
1. Pledgor hereby represents and warrants as follows:
1.1 it is a limited liability company duly existing under the laws of the United Mexican States, authorized by its corporate purpose to execute this Agreement through its attorney in fact whose powers have not been limited nor revoked in any manner whatsoever;
1.2 this Agreement has been duly executed and delivered, and this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable concurso mercantil, bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally;
1.3 its representative in this act, is duly authorized to enter into this Agreement which authority has not been revoked or modified in any manner whatsoever.
1.4 it has obtained all requisite corporate authorizations and approvals to execute this Agreement and perform its obligations hereunder;
1.5 the execution, delivery and performance by it of, and the granting of the security interest under this Agreement does not violate any law, regulation, judgment or order applicable to it or any contract, agreement, deed or other instrument to which it is a party or to which its properties are subject to or result in the creation or imposition of any lien, claim or rights of third parties upon or with respect to any such properties other than the pledge created under this Agreement;
1.6 it is the sole, legal and beneficial owner of the Pledged Assets (as hereinafter defined);
1.7 the Pledged Assets are free and clear of any liens, encumbrances, pledge charge, trust agreement, options, ownership limitations, preemptive rights of any kind or any other arrangement over such assets that has the practical effect of creating a security interest;
1.8 the “Pledged Assets” are defined as and comprised of all assets and Property of the Pledgor, including without limitation each and all of the following, in each case wherever located and whether now existing or owned or hereafter arising or acquired: (i) all deposit accounts, cash, money, cash equivalents, investment property, securities and goods, (ii) all accounts or instruments of the Pledgor, including, without limitation, all rights of the Pledgor to payment for goods sold or leased, or to be sold or leased, or for services rendered or to be rendered, however evidenced or incurred, all books, records, ledger books, computer tapes arising therefrom or relating thereto, in connection with or relating to Pledgor’s business operation and/or used to carry-out or derived from, its main activity, (iii) all inventory of the Pledgor, including, without limitation, all goods of the Pledgor held for sale or lease or furnished or to be furnished under contracts of service, all goods held for display or demonstration, goods on lease or consignment, spare parts, repair parts, returned and repossessed goods, all raw materials, work-in-process, finished goods and supplies used or consumed in the Pledgor’s business together with all documents, documents of title, dock warrants, dock receipts, warehouse receipts, bills of lading or orders for the delivery of all, or any portion, of the foregoing (the “Inventory”), (iv) all equipment and fixtures of the Pledgor, including all furniture, furnishings, computer equipment, motor equipment and tools of the Pledgor (the “Equipment”), (v) al intangibles of the Pledgor including without limitation all royalties, tax refunds, rights to tax refunds, and any and all other rights held by the Pledgor and any all goodwill related thereto, in connection with or related to Pledgor’s business operation and/or used to carry out or derived from its main activity, (vi) all intellectual property of the Pledgor, (vii) all contract, agreements or other documents to which the Pledgor’s is party of which the Pledgor has all necessary authorizations to assigned such documents in the event of execution of this Agreement, except for the First Priority Documents, and (viii) all products and/or proceeds of any and all of the foregoing, including, without limitation, indemnification in the event of expropriation, revocation of such assets either by third parties, acts of government or insurance proceeds (collectively the “Pledged Assets”);
1.9 pursuant to Article 354 of the Mexican General Law of Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito) (the “Law”) and without limiting the foregoing, the Pledged Assets comprise all of the tangible and intangible personal property used by the Pledgor to carry out its main activity;
1.10 pursuant to the First Priority Indenture and the First Priority Collateral Trust Agreement, the Pledgor is executing this Agreement in order to create a valid, perfected and enforceable pledge and security interest over the Pledged Assets in favor of the Pledgee, as security for the due satisfaction and performance of any and all of the First Priority Obligations;
1.11 no consent of any other person and no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required (i) for the pledge by the Pledgor of the Pledged Assets pursuant hereto or for the execution, delivery or performance of this Agreement by the Pledgor, (ii) for the perfection or maintenance of the pledge created hereby; and
1.12 it does not currently own any intellectual property.
2. The Pledgee hereby represents and warrants as follows:
2.1 that it is a national banking association duly organized and existing under the laws of the United States of America;
2.2 that it is executing this Agreement in order to obtain a security interest on the Pledged Assets, which Pledged Assets are being pledged herein by Pledgor to secure the Pledgor’s Guarantee of the First Priority Obligations; and
2.3 its representative in this act, is duly authorized to enter into this Agreement which authority has not been revoked or modified in any manner whatsoever.
3. All parties represent:

3.1 that each of the parties has freely negotiated the terms of this Agreement, and that, with respect to each of them, there is no limitation on their ability to enter into this Agreement;
3.2. that they wish to enter into this Agreement, pursuant to the following:
C L A U S E S
FIRST. CREATION OF PLEDGE. In order to secure the Pledgor’s Guarantee of the due and prompt payment and performance of any and all of the First Priority Obligations and any other obligations under the Guarantee, Pledgor hereby grants in favor of the Pledgee a valid, enforceable, duly perfected floating lien pledge (prenda sin transmisión de posesión) and security interest in and to all of the Pledged Assets now or hereafter owned or acquired by the Pledgor or in which the Pledgor now or hereafter has or acquires any rights or interests, wherever located, and with everything that corresponds thereto by law or in fact, in accordance with Title II, Chapter IV, Section VII (Título II, Capítulo IV, Sección VII) of the Law (the “Security Interest”).
SECOND. PERFECTION OF THE PLEDGE. (a) For purposes of perfecting the Security Interest over the Pledged Assets, pursuant to Article 366 of the Law, the Pledgor hereby covenants and agrees that, as promptly as possible but in no event later than 10 (ten) business days following the execution date of this Agreement, it will, either directly or through a Mexican notary public, file this Agreement for registration with the Public Registry of Commerce (Registro Público de Comercio) (the “Registry”) where the Company is registered and to provide written evidence thereof to the Pledgee, for which purpose the Pledgor shall deliver to the Pledgee an original letter executed by a Mexican notary public whereby such Mexican notary public certifies that this Agreement has been presented for registration in the Registry.
(b) If and when the Pledgor owns or otherwise acquires title to any intellectual property or any other recordable asset, the Pledgor shall, within a period of 10 (ten) business days from the date on which it becomes the owner of such intellectual property or any recordable asset, file for registration this Agreement (together with a list of the intellectual property so acquired) before the Mexican Institute of Intellectual Property (Instituto Mexicano de la Propiedad Industrial), in the corresponding files (expedientes) of such intellectual property, and/or before any other competent registry, always providing written evidence thereof to the Pledgee.
THIRD. PLEDGED ASSETS.
(a) Use and Transfer of Pledged Assets. (i) Pursuant to the provisions of Article 356 of the Law, to the extent the Pledgee has not delivered a Default Notice (as defined in Clause Seventh below) to the Pledgor, the Pledgor shall be entitled to (x) use its Pledged Assets in the ordinary course of business and according to their nature; (y) transfer or otherwise dispose of its Pledged Assets in the ordinary course of business and to the extent not in violation of the First Priority Indenture or the other First Priority Documents and, upon any such transfer or disposition, the Security Interest over the portion of the Pledged Assets so transferred or disposed shall cease and be released as provided in the First Priority Indenture and other First Priority Documents; provided, however, that the proceeds or assets received by the Pledgor in consideration of any such transfer or disposition shall automatically become part of the Pledged Assets; and (z) collect and receive any and all payments, distributions or any other consideration arising from or relating to its Pledged Assets and use the proceeds from any transfer or disposition of its Pledged Assets in the ordinary course of business, in each case, only to the extent not in violation of the First Priority Indenture or the other First Priority Documents; further provided, that such payments, distributions and other consideration shall automatically become part of the Pledged Assets. The Pledgor shall maintain the Equipment and the Inventory in good operating and physical condition and make all necessary repairs and replacements thereto to maintain the value and operating efficiency of such Equipment and Inventory, ordinary wear and tear excepted. Upon delivery by the Pledgee of a Default Notice (as defined in Clause Seventh below) to the Pledgor, all rights of the Pledgor under this section (a) (i) shall automatically cease, and the Pledgee may follow the foreclosure procedure set forth in Clause Sixth below.
(ii) Pursuant to Article 357 of the Law, the parties hereby agree that (a) the Pledged Assets shall be located where the Pledgor carries out its main activities in the ordinary course of business; (b) in consideration for any transfer or disposition of any of the Pledged Assets, the Pledgor must receive no less than fair market value for the Pledged Assets in question; (c) the Pledgor may make transfers or dispositions of the Pledge Assets within the ordinary course of business pursuant to the terms of this Agreement and only as permitted by the First Priority Indenture and other First Priority Documents; (d) the proceeds or assets received by the Pledgor in consideration of any such transfers or dispositions shall automatically become part of the Pledged Assets; and (e) the Pledgor shall immediately provide the Pledgee any and all information regarding the Pledged Assets reasonably requested from time to time by the Pledgee.
(b) Rights of Inspection. Upon notice to the Pledgor, which shall be delivered no less than 3 (three) business days in advance, the Pledgee shall at all times have full and free access during normal business hours to all the books, records and correspondence and documents in possession or subject to the control of the Pledgor, and the Pledgee or its representatives may examine such books, records, correspondence and documents, take extracts therefrom or make photocopies thereof. The Pledgor agrees to render to the Pledgee, at the Pledgor’s cost and expense, such administrative and other assistance as may be reasonably requested with regard thereto, including discussing the affairs, finance and projects of the Pledgor with any of its officers or directors. Upon reasonable notice to the Pledgor, the Pledgee and its representatives shall also have the right to enter any premises where any of the Pledged Assets is located, for the purpose of inspecting such Pledged Assets, observing its use or otherwise protecting its interests therein.
(c) Insurance. The Pledgor shall maintain insurance as required under the First Priority Documents, so long as the Pledgor has possession of the Pledged Assets in terms of this Agreement.
(d) Liability with respect to Pledged Assets. The Pledgor shall be liable for any claim, action, obligation, damage, loss, liability, cost and expense, including taxes, arising from or in connection with the Pledged Assets.

FOURTH. PLEDGOR’S COVENANTS. As long as any First Priority Obligations and any other obligations under the Guarantee remain outstanding, the Pledgor covenants and agrees that:
a.	it shall defend title and interest of the Pledged Assets against all persons, other than the Pledgee, and upon any request that from time to time the Pledgee may make;

b.	except as permitted or required under the First Priority Indenture and the First Priority Collateral Trust Agreement, it shall abstain from selling, assigning, exchanging, pledging (except for the Second Priority Floating Pledge Agreement of even date herewith granted by the Pledgor in favor of the “Second Priority Collateral Trustee” (as defined in the First Priority Indenture) and as provided in paragraph (a) of Clause Third above) or otherwise transferring, encumbering, (except for the authorized pledge in favor of the Second Priority Collateral Trustee and as provided in paragraph (a) of Clause Third above) diminishing or impairing its rights under the Pledged Assets or agreeing to do so; it further agrees to keep Pledged Assets free from all claims, assignments, encumbrances, security interests and liens otherwise described or possibly created or undertaken (except for the authorized pledge in favor of the Second Priority Collateral Trustee pursuant to the Second Priority Floating Pledge Agreement);

c.	it shall timely pay any an all taxes, assessments, and any other charges of any nature which may be imposed, levied or asserted against or with respect to the Pledged Assets.

d.	at any time, and from time to time, promptly execute and deliver further instruments and documents, and take all further action that may be necessary or desirable, or that the Pledgee may reasonably request, in order to perfect and protect the Security Interest granted hereby, or to enable the Pledgee to exercise its rights and remedies hereunder, all at the expense of the Pledgor.

e.	The Pledgor hereby expressly and irrevocably agrees to maintain the pledge and Security Interest in favor of the Pledgee in respect of the entire Pledged Assets and hereby expressly, irrevocably and unconditionally waives all rights to exercise any and all rights set forth in Article 358 of the Law without the prior written consent of the Pledgee, unless otherwise expressly provided in the First Priority Indenture and the other First Priority Documents.
FIFTH. TERM. The pledge and Security Interest created hereunder shall remain in full force and effect until all of the First Priority Obligations have been indefeasibly paid in full and satisfied and discharged in accordance with the First Priority Indenture and the Guarantee has terminated. In such case, the Pledgee shall release this pledge and deliver to the Pledgor a termination notice (the “Termination Notice”) ratified before a Mexican Notary Public, as soon as reasonably practicable, and in no event later than ten (10) business days thereafter. Only upon delivery of the Termination Notice by the Pledgee as herein contemplated, this Agreement shall terminate and the pledge and Security Interest granted hereby shall cease, terminate and be released. The Pledgor shall be responsible for the payment of any and all costs, expenses or fees, related to the cancellation of the pledge granted hereby.

SIXTH. EVENTS OF DEFAULT. (a) Upon delivery of a Default Notice (as defined in Clause Seventh below) by the Pledgee to the Pledgor (i) each and every right of the Pledgor under paragraph (a) of Clause Third will automatically terminate; (ii) any and all rights relating to or in connection with the Pledged Assets shall be subsequently exercised exclusively by the Pledgee; and (iii) the Pledgor hereby expressly and irrevocably authorizes the Pledgee to foreclose upon the Pledged Assets pursuant to the provisions of Clause Seventh below, and to exercise its rights in any other manner as set forth in the Law or the Mexican Commercial Code (Código de Comercio).
(b) The Pledgor shall notify the Pledgee in writing, as soon as possible, but in any event within 2 (two) business days of the date on which the Pledgor becomes aware, of the occurrence of any event that constitutes, or after notice or passage of time or both could constitute, an Event of Default (defined below).
SEVENTH. FORECLOUSURE PROCEDURE.
(a) Upon delivery of a notice by the Pledgee to the Pledgor (such notice, a “Default Notice”) certifying that an event of default hereunder or an Event of Default under the First Priority Indenture (an “Event of Default”) has occurred and is continuing, the Pledgor hereby expressly and irrevocably authorizes the Pledgee to initiate the foreclosure of the Pledged Assets as contemplated herein.
(b) The Pledgor will have a period of 3 (three) business days after receipt of a Default Notice, to deliver physical possession and/or make available (poner a disposición) to the Pledgee (or to the Person appointed by the Pledgee for such purposes) all the Pledged Assets, before the presence of a Mexican notary public, who will be in charge of preparing a detailed inventory of the Pledged Assets so delivered or made available; the foregoing, without any prejudice of the rights of the Pledgee under Article 1414 Bis 3 of the Commercial Code; and the Pledgee shall be entitled following the Pledgor’s receipt of a Default Notice to initiate the foreclosure of the Pledged Assets and commence an extra-judicial or judicial foreclosure procedure, as the case may be, pursuant to Book V, Title Third Bis, Chapters I and/or II, as the case may be, of the Commercial Code, in order to seek payment of the First Priority Obligations and any other obligations of the Pledgor to the Pledgee and to pursue the delivery and physical possession of the Pledged Assets through any such procedure.
(c) Pursuant to Article 1414 Bis and 1414 Bis 17 of the Commercial Code and Articles 361, 362 and 363 of the Law, the parties hereby agree that for purposes of appraising the Pledged Assets, the Pledgor hereby expressly and irrevocably authorizes the Pledgee, at the sole expense of the Pledgor, to obtain an appraisal of the Pledged Assets from an authorized Mexican banking institution (institución de crédito) designated by the Pledgee.
(d) Upon final judgment directing the foreclosure of all or part of the Pledged Assets, the Pledgor (i) shall take any and all actions and/or initiate any and all proceedings that may be necessary or convenient, as well as those reasonably requested by the Pledgee, in order to facilitate the foreclosure and transfer of the Pledged Assets, and (ii) do or cause to be done all such other acts as may be necessary or convenient to expedite such sale or sales of all or any portion of the Pledged Assets, and to execute and deliver such documents and take such other action as the Pledgee deems necessary or advisable in order that any such sale may be in compliance with applicable law.
(e) Due to the fact that the First Priority Obligations include monetary obligations denominated in United States Dollars (“Dollars”) and payable outside of Mexico, in order to satisfy such First Priority Obligations, any and all amounts in Pesos that are received by the Pledgee will be exchanged by the Pledgee in a foreign exchange transaction into Dollars with a financial institution appointed by the Pledgee, and the currency so exchanged shall be applied by the Pledgee to the payment of such First Priority Obligations pursuant to the provisions of such First Priority Indenture and the other Fist Priority Documents.
EIGHT. INDEMNITY AND EXPENSES. (a) The Pledgor agrees to pay on demand all reasonable out-of-pocket costs and expenses of the Pledgee in connection with the execution, delivery, amendment and enforcement of this Agreement in any circumstance (including, without limitation, the reasonable fees and expenses of counsel for the Pledgee).
(b) Subject to the terms of the First Priority Indenture and the First Collateral Trust Agreement, the Pledgor agrees to indemnify and hold harmless the Pledgee and its affiliates and their respective officers, directors, employees, agents and advisors (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any litigation or proceeding or preparation of a defense in connection therewith) this Agreement, any of the transactions contemplated herein, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. In the case of litigation or other proceeding to which the indemnity in this Clause applies, such indemnity shall be effective whether or not such litigation or proceeding is brought by any party to the First Priority Indenture, its directors, shareholders or creditors or any Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.
NINTH. TAXES. All taxes or governmental duties arising from the preparation, execution and registration of this Agreement, and in connection with any amendment hereof shall be fully and exclusively covered by the Pledgor.
TENTH. NOTICES. All notices and other communications required or permitted hereunder shall be in the English language, in writing and delivered in person or facsimile transmission, confirmed in this case by overnight courier delivery service to the domicile indicated below for each party, and shall be deemed effective on the date of delivery. The parties shall give 10 calendar days prior notice to the other parties of any change of address.

PLEDGOR:
Rodolfo Gaona #86
Col. Lomas de Sotelo
México D.F. 11200
United Mexican States
Attention: Cynthia Pelini Addario
Telephone: (52)(55)2629-5808
Telecopy: (52)(55)2629-5895
PLEDGEE:
HSBC Bank USA, National Association
10 East 40th Street
New York, NY 10016
United States of America
Attention: Stephen Ferrera, Vice President, International Finance
Telephone: (212) 525-7456
Telecopy: (212) 525-1300
ELEVENTH. AMENDMENTS, ASSIGNMENTS AND RESPONSIBILITY WAIVER. No amendment to this Agreement is valid unless signed by the parties hereto. No waiver of any provision of this Agreement, and no consent to any departure by the Pledgor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Pledgee. No failure on the part of the Pledgee to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.
By execution of this Agreement, the Pledgee acknowledge and agrees that none of the members of the board of directors, officers, employees or representatives of Pledgor shall have or assume any liability in respect of Pledgor’s obligations arising from the execution of this Agreement under the provisions of Article 233, in relation with Article 229, paragraph (V), of the General Law of Commercial Organizations (Ley General de Sociedades Mercantiles). Consequently, each of such persons is released from such liability, with the broadest release that may be granted pursuant to applicable law, without the Pledgor reserving any action against them for such liability, which is hereby expressly and irrevocably waived.
TWELFTH. PLEDGEE’S RIGHTS. Pledgee’s rights hereunder are in addition to and not in lieu of any rights created or established in its favor pursuant to applicable legislation.
THIRTEENTH. NO THIRD PARTY BENEFICIARIES. This Agreement shall be solely for the benefit of the Pledgee and the holders of First Priority Obligations and First Priority Securities represented thereby, the Pledgor, and no other person or entity shall be a third-party beneficiary hereof.

FOURTEENTH. COMPETENT LAWS AND COURTS. This Agreement shall be governed by and construed in accordance with the laws of Mexico, and any dispute shall be settled in Mexican courts. The parties hereby expressly and irrevocably submits to the exclusive jurisdiction of the competent courts sitting in Mexico City, Federal District, Mexico, and waive to any other court of forum that may correspond to them by virtue of their domiciles, whether present or future, or otherwise.
[signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first written above.

“PLEDGOR”	“PLEDGEE”
SMVS- Servicios Técnicos, S. de R.L. de C.V.	HSBC BANK USA, NATIONAL ASSOCIATION (AS FIRST PRIORITY COLLATERAL TRUSTEE, FOR ITSELF AND FOR THE BENEFIT OF THE FIRST PRIORITY HOLDERS)

By/Por: Sergio Miguel Angel Autrey Maza	By/Por: Gustavo Walther Vomend
Position: Attorney in fact	Position: Attorney in fact

WITNESS	WITNESS

Mr./Sr.	Mr./Sr.

EXHIBIT “A”